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                              March 24, 2023

       David Nock
       General Counsel
       Carbon Revolution Ltd.
       Ten Earlsfort Terrace
       Dublin 2, D02 T380
       Ireland

                                                        Re: Carbon Revolution
Ltd.
                                                            Registration
Statement on Form F-4
                                                            Filed February 27,
2023
                                                            File No. 333-270047

       Dear David Nock:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-4 filed February 27, 2023

       Market and Industry Data, page 6

   1. We note your disclosure that you obtained some of the market and industry data included in the registration
statement from various third-party sources and that you have not independently verified
this information. This statement appears to imply a disclaimer of responsibility for this
information in the registration statement. Please either revise this section to remove such
implication or specifically state that you are liable for all information in the
registration statement.
 David Nock
FirstName  LastNameDavid Nock
Carbon Revolution  Ltd.
Comapany
March      NameCarbon Revolution Ltd.
       24, 2023
March2 24, 2023 Page 2
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Sources and Uses of Consideration Provided by Twin Ridge to MergeCo in the Business
Combination, page 20

2. It appears that the Cash and Investment Held in the Trust Account amount in the maximum redemption table does not reflect the impact of 100% of the Twin Ridge Class
         A ordinary shares being redeemed in connection with the business combination. Please clarify or update.
Market Price and Dividend Information
Carbon Revolution , page 23

3. Please revise to briefly discuss the reasons that trading of shares of Carbon Revolution was temporarily suspended on October 31, 2022 and also provide the current share price on ASX. Additionally, revise to state that shares of Carbon Revolution will cease to be quoted on the ASX after the closing of the business combination.
What interests do the current Twin Ridge shareholders and Twin Ridge's other current officers and directors have..., page 32

4. We note the disclosure that the personal and financial interests of the Sponsor as well as
         Twin Ridge   s executive officers and directors may have influenced
their motivation in
         identifying and selecting Carbon Revolution as a business combination target. Please revise to discuss how the board considered those conflicts in negotiating and recommending the business combination.
Carbon Revolution's or a third party's information technology system..., page
63

5. We note that there has been a previous instance of unauthorized access of Carbon
         Revolution   s IT systems and that when the issue was identified,
access was terminated
         and steps were then taken to increase security. Please expand your disclosure to discuss the magnitude of the incident, its consequences and, if material, any impact to Carbon
         Revolution's financial condition. Additionally, please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection
         with the company   s supply chain/suppliers/service providers.
Tax Consequences of the Merger to U.S. Holders, page 117

6. We note that you intend that the merger will qualify as a "reorganization" within the meaning of Section 368(a). Please revise your disclosures to more clearly state counsel's tax opinion on whether the transaction will qualify as a reorganization. Also, state in your disclosure that the discussion is the opinion of tax counsel and identify counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible
         for the tax opinion to use    should    rather than    will,    but
counsel providing the opinion
         must explain why it cannot give a    will    opinion and describe the
degree of uncertainty in
         the opinion. Refer to Sections III.B and C of Staff Legal Bulletin 19. David Nock
FirstName  LastNameDavid Nock
Carbon Revolution  Ltd.
Comapany
March      NameCarbon Revolution Ltd.
       24, 2023
March3 24, 2023 Page 3
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Background to the Business Combination, page 148

7. We note that financial projections without assumptions were presented to Twin Ridge on
         October 24, 2022 and revised projections with assumptions were presented to Twin Ridge and Craig-Hallum on November 13, 2022. Please tell us whether the October 24, 2022 projections are materially the same as the projections included in the registration statement. If the projections are materially different, please explain these differences, what changes were made and why. Additionally, disclose any discussions relating to the assumptions underlying any projections.
Certain Unaudited Carbon Revolution Projected Financial Information, page 167

8. Please expand your disclosure to discuss the material assumptions underlying your estimated backlog, quantifying where applicable. Additionally, please revise to disclose the number of years remaining in the lifetime of the programs included in the estimated backlog and the basis for, and risk related to, including backlog for years beyond CY2024.
Unaudited Pro Forma Condensed Combined Financial Information, page 174

9. We note your disclosure on page 178 that MergeCo intends to grant equity incentive awards equal to 5% of the number of issued and outstanding MergeCo ordinary shares immediately after the closing of the business combination. Please prominently disclose, if true, that the pro forma financial statements have not been adjusted to reflect such issuance. To the extent the compensation charge is expected to be material, please disclose as such and, if quantifiable, disclose the expected amount or range of the compensation charge.
Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2022, page
179

10. Please disclose on the face of the pro forma balance sheet the pro forma common stock issued and outstanding.
Notes to Unaudited Pro Forma Condensed Financial Information
1. Basis of Presentation, page 182

11. We note you "arithmetically derived" Twin Ridge's income statement for the year ended
         June 30, 2022 from other financial statements. Please clearly disclose your methodology for deriving the related statement of operations. Also disclose the exchange rate(s) used in translating the Twin Ridge financial statements to Australian dollars.
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 183

12. Regarding pro forma adjustment (b), please explain to us in greater detail and revise your disclosures to clarify what this adjustment represents and why it is necessary. In doing so, explain how you determined the $34.6 million fair value of the Founder Shares and tell us why your pro forma statement of operations does not appear to reflect an adjustment for
 David Nock
FirstName  LastNameDavid Nock
Carbon Revolution  Ltd.
Comapany
March      NameCarbon Revolution Ltd.
       24, 2023
March4 24, 2023 Page 4
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         the corresponding compensation charge. Additionally, quantify the fair value of the shares transferred to the directors and explain your consideration of whether a pro forma compensation charge is necessary given the assumed consummation of the recapitalization for pro forma purposes.
13. We note that pro forma adjustment 1A impacts borrowings and equity in addition to cash and marketable securities. Please revise your footnote to provide a more comprehensive explanation of all items included in this pro forma adjustment.
14. Please tell us how you determined the waiver of deferred underwriting fees reflected in pro forma adjustment 1B should be recorded within income on your statement of operations rather than as an adjustment to equity.
15. Please revise your description of pro forma adjustment 1C.1 to explain in greater detail the nature and terms of the share based award payment to advisors.
16. We note that pro forma adjustments 1C, 1D, 1D.1, 1D.2 and 1D.3 reflect estimated direct and incremental transaction costs. Citing authoritative accounting guidance, as applicable, please tell us and disclose how Twin Ridge and Carbon Revolution account for all transaction costs. Clearly describe any costs reflected as a reduction of equity rather than expensed. Also revise your disclosures to more fully describe the nature, amounts, and pro forma treatment of transaction costs included under each redemption scenario.
         Consider providing a tabular presentation.
17. We note your disclosure on page 176 that a 100% redemption scenario will result in an
         IFRS 2 charge for the excess of fair value of MergeCo shares issued to Twin Ridge shareholders. Please revise your pro forma financial statement footnotes to clearly disclose where this charge has been reflected in the pro forma statement of operations.
         Also revise the footnotes to prominently disclose that the maximum redemption scenario would result in a negative cash balance.
Business of Carbon Revolution and Certain Information About Carbon Revolution, page 186

18. We note that you quantify revenue forecasts for fiscal years 2023 and 2024 on page 186.
         Please revise your disclosures to fully comply with Item 10(b) of Regulation S-K. In particular, we note that Item 10(b)(2) indicates revenues, net income
(loss) and earnings
         (loss) per share usually are presented together in order to avoid any misleading inferences that may arise when the individual items reflect contradictory trends and that it generally would be misleading to present revenue projections without one of the foregoing measures of income. In addition, confirm that going forward, pursuant to Item 10(b)(3)(iii), you will make full and prompt disclosure of material facts, both favorable and unfavorable, regarding previously issued projections.
19. Please revise to elaborate on the Mega-line project. Clearly state the expected timeline for each phase of the Mega-line project, your current production capacity, your expected production capacity at each phase of the Mega-line project and an estimate of the capital
 David Nock
FirstName  LastNameDavid Nock
Carbon Revolution  Ltd.
Comapany
March      NameCarbon Revolution Ltd.
       24, 2023
March5 24, 2023 Page 5
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         expenditures required to complete each phase of the project.

20. Please expand your disclosure to include a description of the sources and availability of raw materials, including a description of whether prices of principal raw materials are volatile. Refer to Item 4.B.4. of Form 20-F.
The Company, page 186

21. We note your discussion of projected revenue in this section differs from the revenue projections disclosed on page 170. Please revise to (i) clarify which are the latest projections, (ii) clarify if the projections relate to the calendar year or your fiscal year, (iii)
         discuss material differences from the projections provided to Twin Ridge and Craig-
         Hallum and (iv) provide the material assumptions underlying the projections and the limitations of those projections.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Carbon Revolution, page 200

22. If applicable, please expand your discussion of interest rates to describe their impact on your financial condition, including your balance sheet. For example, given rising rates, describe any resulting impacts on your inventory, accounts payable, long-term debt or accrued expense balances. Expand your disclosure to describe how you are funding these additional costs.
23. We note that you have experienced supply chain disruptions. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability or regulatory approval of products.
24. If applicable, please expand your disclosure to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Please also update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Carbon Revolution
Capital Employed (in AUD, as of June 30, 2022), page 205

25.      We note that your presentation of    working capital    is calculated
as receivables plus
         inventories less payables. Considering your adjusted working capital measure excludes certain current liabilities, please tell us how your presentation complies with Item
         10(e)(1)(ii)(A) of Regulation S-K, which generally prohibits excluding charges or
 David Nock
FirstName  LastNameDavid Nock
Carbon Revolution  Ltd.
Comapany
March      NameCarbon Revolution Ltd.
       24, 2023
March6 24, 2023 Page 6
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         liabilities that required or will require cash settlement from non-GAAP liquidity measures. Also see the third bullet of Question 102.10(a) of the Compliance and
         Disclosure Interpretations on Non-GAAP Financial Measures.
26. Please clearly disclose how you calculate debtor days and inventory days. To the extent you use average balances, ensure you specify how the average is determined.
Current Outlook, page 206

27. We note that you are pursuing short-term bridge funding and a new debt facility. Please revise to provide an update on the status of the bridge funding and new debt facility.
Critical Accounting Policies and Estimates, page 211

28. We note that you perform impairment testing of fixed assets, intangible assets, and right of use assets at the consolidated entity level. Please tell us in sufficient detail how your impairment methodology complies with IAS 36 and why the recoverable amount of each asset type cannot be estimated on an individual basis or at a cash-generating unit below the consolidated level.
Management of MergeCo Following the Business Combination, page 229

29. We note your disclosure on page 248 that MergeCo's board shall be divided into three classes. Please revise to specify the class and term of each director and director nominee.
Index to Financial Statements , page F-1

30. We note that Carbon Revolution Limited financial statements for the half-year ended
         December 31, 2022 have been provided on its website. Please include the interim financial statements in your next amendment. See Item 8.A.5 of Form
20-F.
Carbon Revolution Limited Audited Financial Statements
Notes to the financial statements
Government grants, page F-53

31. We note that you reflected payments related to the Australian Federal Government's
         JobKeeper scheme within operating activities on your statement of cash flows. Please tell us and disclose your accounting policy for classifying government grants on your statement of cash flows and explain how your accounting treatment complies with IAS 7 and IAS 20.
Exhibits

32. Please file the following agreements or explain why you are not required to do so:
             material lease agreements;
             material debt agreements; and
             a form of indemnification agreement with MergeCo.
 David Nock
FirstName  LastNameDavid Nock
Carbon Revolution  Ltd.
Comapany
March      NameCarbon Revolution Ltd.
       24, 2023
March7 24, 2023 Page 7
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General

33. Please provide us with any correspondence between Barclays, Evercore and Twin Ridge relating to the resignations of Barclays and Evercore, including the November 15, 2022 letters.
34. Please provide us with Barclays' and Evercore's engagement letters with Twin Ridge.
         Please disclose any ongoing obligations of the company pursuant to the engagement letters that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal and lockups, and discuss the impacts of those obligations on the company in the registration statement.
35. Please disclose whether Barclays or Evercore assisted in the preparation or review of any materials reviewed by Twin Ridge's board of directors or management and whether
         Barclays and Evercore have withdrawn their association with those materials and notified
         Twin Ridge of such disassociation. For context, include that there are similar circumstances in which a financial institution is named and that the resignations indicate that Barclays and Evercore are not willing to have the liability
         associated with such work in this transaction.
36. Please revise your disclosure to highlight for investors that the withdrawals of Barclays and Evercore indicate that they do not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that Barclays and
         Evercore have been previously involved with the transaction.
37. We understand that Barclays and Evercore, representatives of the underwriters in your
         SPAC IPO, waived the deferred underwriting commissions that would otherwise be due to them upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to and clarify Twin Ridge's current relationship with
         Barclays and Evercore.
38. Disclose whether Barclays and Evercore provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Barclays and
         Evercore waived deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that Barclays and Evercore performed all of their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.
39. Please describe what relationship existed between Barclays/Evercore and Twin Ridge after the close of the IPO, including any financial or merger-related advisory services conducted by Barclays or Evercore. For example, clarify whether Barclays or Evercore had any role in the identification or evaluation of business combination targets.
40. Please tell us whether you are aware of any disagreements with Barclays or
         Evercore regarding the disclosure in your registration statement. Further, please add risk
 David Nock
Carbon Revolution Ltd.
March 24, 2023
Page 8
         factor disclosure that clarifies that Barclays and Evercore were to be compensated, in part, on a deferred basis for their underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Barclays and Evercore waived such fees and are disclaiming responsibility for the registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.
41. Please provide us with a letter from each of Barclays and Evercore stating whether they agree with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with each of Barclays and Evercore and they either agree or do not agree with the conclusions and the risks associated with such outcome. If Barclays and Evercore do not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors.
42. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
43. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
44. Please update the registration statement to reflect the results of your March 6, 2023 extraordinary general meeting. Please include the number of shares that were redeemed and update the amount remaining in the trust account throughout the registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Mindy Hooker at 202-551-3732 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameDavid Nock                                   Sincerely,
Comapany NameCarbon Revolution Ltd.
                                                               Division of
Corporation Finance
March 24, 2023 Page 8                                          Office of
Manufacturing
FirstName LastName